Via Facsimile and U.S. Mail
Mail Stop 6010

October 7, 2008

Mr. Fanjun Wu
Sunwin International Neutraceuticals, Inc.
Chief Financial Officer and
Principal Accounting Officer
6 Shengwang Avenue
Qufu, Shandong, China 273100

     Re: Sunwin International Neutraceuticals, Inc.
             Item 4.02 Form 8-K
             File No. 033-10456

Dear Mr. Wu:

     We have completed our review of your Form 8-K and have no further comments at this time.

             Sincerely,

             Tabatha Akins
             Staff Accountant